China Address:

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

US Address:

2260 Clove Drive,

Suite 127

San Jose, CA 95128

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street

Bihu County, Lishui

Zhejiang Province 323006

The People’s Republic of China

November 18, 2020

VIA EDGAR

Alan Campbell

Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:          AnPac Bio-Medical Science Co., Ltd. Application for Withdrawal on Form RW Registration Statement on Form F-1 (File No. 333-249170)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AnPac Bio-Medical Science Co., Ltd.  (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-249170) together with all exhibits thereto, which was originally filed with the Commission on September 30, 2020, as amended by Amendment No. 1 (the “Registration Statement”).

The Registration Statement was not declared effective.  The Company does not intend to pursue a completed offering at this time.  No securities of the Company were issued or sold in connection with the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the F-1 Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

If you have any questions regarding this letter, please contact me at email: chris_yu@anpac.cn.

Regards,

By:	/s/ Dr. Chris Chang Yu
Name: Dr. Chris Chang Yu
Title: Chairman of the Board of Directors and Chief Executive Officer